UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): February 20, 2024
Here Collection, LLC
(Exact name of issuer as specified in its Certificate of Formation)
Delaware	87-1896999
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1000 Brickell Avenue Suite #715 PMB 363 Miami, FL 33131
(Full mailing address of principal executive offices)
786-708-8097
(Issuer’s telephone number)
here.co
(Issuer’s website)

Series 1, a series of Here Collection, LLC., Series 2, a series of Here Collection, LLC., Series 3, a series of Here Collection, LLC., Series 4, a series of Here Collection, LLC., Series 6, a series of Here Collection, LLC., Series 7, a series of Here Collection, LLC., Series 8, a series of Here Collection, LLC., Series 9, a series of Here Collection, LLC., Series 11, a series of Here Collection, LLC., Series 13, a series of Here Collection, LLC., Series 14, a series of Here Collection, LLC., Series 16, a series of Here Collection, LLC, Series 17, a series of Here Collection, LLC., Series 18, a series of Here Collection LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Property Sale

On February 20, 2024, Here Investments Inc. (the “Managing Member”) of Here Collection, LLC (“Here”), acting in accordance with the Here limited liability company agreement, determined that it was in the best interest of Here Collection, LLC – Series #2 (“Series #2”), to sell the property underlying Series #2 located at 335 Maple Ridge Dr, Big Bear City, CA 92314 to a third-party buyer in an arms-length transaction and to distribute the sale proceeds to holders of Series #2 series interests. The sale of the underlying property was completed on or about February 20, 2024 for a gross sale price of $752,500.00. Following the sale, the Managing Member will dissolve Series #2.

Neither Here nor the Managing Member nor any of their affiliates will earn any fee or revenue from the sale, other than with respect to series interests owned by them which will receive distributions alongside other investors. The Managing Member did not receive any fees or other compensation related to the sale but was entitled to receive payment of deferred fees and advances including deferred asset management fees, property management fees, and loans made to Series #2.

The Managing Member, in its discretion and in accordance with the terms outlined in the Here limited liability company agreement, has determined that it is reasonable and in the best interest of the series investors to delay the final distribution of sale proceeds until all series properties have been sold. This delay is necessary to accurately assess and allocate funds for post-sale wind-down costs. The Managing Member anticipates finalizing and announcing the comprehensive distribution details for all series, including Series #2, once all series properties are sold. This approach ensures a fair and equitable distribution to all series investors and allows for a more accurate determination of the liquidation proceeds.

The Managing Member may also provide additional information on the amount of liquidating distributions in a subsequent filing once all series properties are sold and the final distributions are determined.

When available, investors may access their distribution proceeds through their Here account at Drivewealth by using the email associated with an investor’s Here account via the Templum Markets investor portal at https://here.templummarkets.com/authentication. When logging into Templum Markets for the first time, investors will need to click the forgot my password link to create a new password. For security purposes, Multi-factor Authentication (MFA) will be enabled by default.

Safe Harbor Statement

The information contained in this Current Report on Form 1-U may contain forward-looking statements and information relating to, among other things, Here, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Managing Member. When used herein, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward-looking statements. These statements reflect the Managing Member’s current views with respect to future events and are subject to risks and uncertainties that could cause Here’s actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Here does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are also described in Here’s latest Offering Circular under the headings “Summary–Selected Risks” and “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Current Report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of Florida, on February 23, 2024.

Here Collection LLC

By:	Here Investments Inc., its managing member

By:	/s/ Corey Ashton Walters
Name: Corey Ashton Walters
Title: Chief Executive Officer